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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                                (AMENDMENT NO. 2)


                              Equidyne Corporation
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    29442R105
                                 --------------
                                 (CUSIP Number)


                                December 31, 2003
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                                   Page 1 of 5

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

-------------------                                                  -----------
CUSIP NO. 29442R105                                                  PAGE 2 OF 5
-------------------                                                  -----------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ---------------------------------------------------------------------------
     Lloyd I. Miller, III                      ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                              522,900
                        --------------------------------------------------------
      NUMBER OF         6     SHARED VOTING POWER
       SHARES
    BENEFICIALLY              828,900
      OWNED BY          --------------------------------------------------------
        EACH            7     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                 522,900
        WITH            --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              828,900
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,351,800
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES      [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN-IA-OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 5

Item 1(a). Name of Issuer:                       Equidyne Corporation

Item 1(b). Address of Issuers's
           Principal Executive Offices:          1620-400 Burrard Street
                                                 Vancouver, B.C., Canada V6C 3A6

Item 2(a). Name of Person Filing:                Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office
           or, if None, Residence:               4550 Gordon Drive,
                                                 Naples, Florida 34102

Item 2(c). Citizenship:                          U.S.A.

Item 2(d). Title of Class of Securities:         Common Stock

Item 2(e). CUSIP Number:                         29442R105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable, this statement is filed pursuant to 13d-1(c)


Item 4. OWNERSHIP: As of the date of the event which required the filing of Amendment No. 1, the reporting person had (A) shared dispositive and voting power with respect to 828,900 shares of the reported securities as (i) and advisor to the trustee of certain family trusts, (ii) an investment advisor to the reporting person's ex-wives and (iii) an investment advisor to the custodian of certain accounts established under the Florida Uniform Gift to Minors Act and (B) sole dispositive and voting power with respect to 522,900 shares of the reported securities as (1) the manager of a limited liability company that is the general partner of certain limited partnerships, (ii) the trustee for certain generation skipping trusts, (iii) the custodian of a certain account established under the Florida Uniform Gift to Minors Act and
        (iv) an individual. On February 5, 2004, the reporting person filed Amendment No. 1 to the Schedule 13G, which, due to a clerical error, mistakenly reported the reporting person having (i) sole voting and dispositive power with respect to 477,300 shares and (ii) shared voting and dispositive power with respect to 798,900 shares. The purpose of this Amendment No. 2 is solely to correct such clerical error.

        (a) 1,351,800

        (b) 8.5%

        (c) (i) sole voting power: 522,900

            (ii) shared voting power: 828,900

            (iii) sole dispositive power: 522,900

            (iv) shared dispositive power: 828,900


Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        Not Applicable.
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                                                                     Page 4 of 5

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Not Applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable.
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                                                                     Page 5 of 5

Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2004                      /s/ Lloyd I. Miller, III
                                              ------------------------
                                              Lloyd I. Miller, III